Exhibit 99.1

Fred DiSanto Bloomberg Markets Interview Transcript – February 22, 2023

BNN Bloomberg

Jon Erlichman:

Let’s bring on a shareholder who is in favor of this deal, Fred DiSanto is chairman and CEO of Ancora Group. Fred, thanks very much for your time today. We appreciate it.

Fred DiSanto:

Hey Jon, thanks for having me and I appreciate it also.

Jon Erlichman:

Well, it’s interesting. Sometimes we just talk about the deal. In this case we’ve been talking about the deal and the many different views on whether this deal should go forward, but you are a fan of this transaction. Why don’t you walk us through why.

Fred DiSanto:

Yeah, I do think we are a fan of this deal and I think giving you an overview on where we were at and where we are now today is extremely important. We have always thought IAA is a good business, but it needed a good strategic partner, which we think Ritchie Bros. is. And we have made that comment for some time now over the last year or so as it relates to a strategic partner. And we were an activist in the IAA stock, but we do believe, and want to be a long-term investor in, the combined entities. When the deal was announced, there were a couple of the deal terms that we weren’t so enthralled with – the first being that the cash portion of the deal. The second is having a true operator on the Board to help facilitate this transaction. And thirdly, we really didn’t know Ann Fandozzi that well.

So you kind of fast forward to where we are today. We have spent an enormous amount of time with Ann. We believe in her vision, we believe in her leadership and we believe in her track record. Her track record speaks for itself. And then if you take a look at two or three of the items that we’ve really spent some time on – the cost cutting, or I would say the cost synergies of the two businesses together, equating to anywhere from a $100 to $120 million, and then the opportunity to drive revenue into the combined entities, not just in the single entity. And then lastly, I would tell you is Ann’s experience in this ecosystem. She has great experience in this ecosystem and that led us to believe that this was a great transaction, and then when you dovetail Starboard Value’s involvement in the deal where the shareholder gets additional cash now, there is a new board member coming on, Tim O’Day, who has tremendous experience, and then when you add Jeff Smith’s value to the table as it relates to representing the shareholder, we are excited about this opportunity and believe it is in the best interest of both IAA shareholders and Ritchie Bros. shareholders to vote yes on this deal.

Jon Erlichman:

Helpful context there. And Anne, of course, the CEO of Ritchie Bros. Now, we mentioned that there’s differing opinions here. For example, I mentioned Luxor Capital on the opposite side of your view here, where do you think the bulk of that opposition comes from?

Fred DiSanto:

Well, I will tell you, Jon, it’s interesting. I look at Luxor coming out against this deal in two ways, and the first one, I want to spend a minute on. If you take a look recently of some of the trends that have happened where some female CEOs that have come out and have announced some major transactions such as Occidental Petroleum, Aerojet [Rocketdyne], Ventas, and now Ritchie Bros., you have seen activists come out against the female led CEOs on these transactions. I think that’s a troubling trend, personally. If you take a look at Ann’s track record as it relates to Ritchie Bros., it is outstanding by any benchmark. She is a proven successful CEO and then dovetail that with Luxor, they came out against the deal and all of a sudden they doubled down on their position with Ritchie Bros. by double what they had in Ritchie Bros., and then they have to announce in their proxy agreement that they signed a trading agreement with Fir Tree, which is a known short seller. And if you look at their document that they provided to the public, on page 93, they talk about IAA going down 30% and Ritchie Bros. going up 10% should there be no deal. So I don’t know what their angle is, but to me it doesn’t make much sense.

Jon Erlichman:

Well, we haven’t had a chance to ask Luxor for their reaction to those comments. We will reach out to them. Fred, before I let you go, that analyst clip that we used earlier in this interview, their opinion, that firm’s opinion, National Bank Financial, is that ultimately this vote is going to be quite tight. Would you anticipate that as well?

Fred DiSanto:

I believe that the vote is going to come overwhelmingly in favor of Ritchie Bros. and IAA deal. If you take a look at the 8% or 10% that have come out against it, I call it the “wolf pack,” that have come out against it - that’s a minority shareholder base. From Ancora’s viewpoint, if you take a look at the leadership of Ann Fandozzi and the team that she’s built around her along with the very, very deep granularity they’ve gotten into both businesses, this has not just happened in the last few months, they’ve been looking at this company since 2020. They know where the synergies lie and when the synergies lie from anywhere up to $780 million in revenue, plus the additional cost savings, we believe this stock could be a double within the next 18 or 24 months. We are betting on Ann Fandozzi because of her track record and her leadership capabilities.

Jon Erlichman:

Fred, nice to have you with us. Appreciate the insight.

Fred DiSanto:

Thanks, appreciate you having me.